Parker Drilling Company
December 5, 2008
VIA EDGAR
Ms. Jenifer Gallagher
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Parker Drilling Company’s Form 10-K for Fiscal Year Ended December 31, 2007
Dear Ms. Gallagher:
This letter responds to the request that Parker Drilling Company (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 30, 2008. For your convenience, the Company’s response is prefaced by the Staff’s request below.
Form 10-K for Fiscal Year Ended December 31, 2007
Financial Statements, page 47
Note 4 — Long-Term Debt, page 61
1.	We note in connection with the offering of your convertible senior notes in 2007 you entered into separate convertible hedge transactions and warrant transactions. Please explain to us your objectives for entering into each of these separate but related transactions in conjunction with the offering of the convertible senior notes. In addition, provide details of the salient terms of each of the transactions, and describe your accounting treatment for recognizing the transactions in your financial statements. Finally, please clarify how the presence of the hedge and warrant transactions effectively increases the conversion price of the senior convertible notes.

Company response to Comment No. 1
Objectives:
During 2007 Parker anticipated refinancing $100 million of outstanding floating rate notes. These notes had a high coupon rate and were callable on September 1, 2007. Parker refinanced the floating rate notes with convertible notes. Prior to issuing the 2007 convertible notes, Parker considered various financing alternatives including issuing new senior notes, add-on notes to our outstanding 9 5/8% senior notes, term notes, convertible subordinated debt and convertible subordinated debt with contemporaneous note hedge and warrant transactions. Based on discussions with our investment bankers and analysis of the various financing alternatives available to Parker, we determined that a convertible instrument would provide a lower effective cash interest rate as compared to nonconvertible debt instruments. It was also our opinion that the conversion feature would provide Parker an opportunity to capitalize on the growth potential of our common stock and minimize dilution to our stockholders as compared to a straight equity offering.
Although management had determined that a convertible instrument was more advantageous than a nonconvertible debt instrument, we also considered the stockholder reaction to the potentially dilutive effect of convertible notes. Based on discussions with our investment bankers and the performance of Parker’s common stock at that time, we believed that the market’s expectation of a conversion premium would make share dilution a very real possibility during the term of the instrument. We also concluded that setting the conversion premium above what would be considered market norms would require an increase in the interest rate on the convertible notes to the point where the convertible instrument would not offer the same significant cost advantages to Parker when compared to a nonconvertible instrument.
It was these considerations that caused us to further investigate reducing the potential share dilution by purchasing call options on our Common Stock. Under the terms of our note hedge, each time a holder converts a convertible note, the counterparty to the note hedge is obligated to deliver an equal number of shares to the issuer. Thus, the note hedge counterparty essentially becomes obligated to deliver shares upon the conversion of convertible notes, regardless of the price of the shares at the time of conversion. As a result, the issuance of shares upon conversion of the convertible notes is designed to be a “non-event” for the issuer, with no dilution for its existing stockholders.
In Parker’s case, the volatility of our stock and the duration of the hedge caused the premium for the note hedge to be higher than management was prepared to spend. One way to reduce the cost of the note hedge is to reduce the risk to the counterparty by selling a warrant to the counterparty with a higher strike price than the conversion price of the convertible notes. The sale of a warrant to purchase the issuer’s stock mitigates the counterparty’s risk of greatly increased stock prices under the note hedge. In effect, by selling a warrant to the note hedge counterparty, Parker was able to further capitalize on the growth potential of its common stock and achieve a reduction in the net cost of the note hedge.
Although the issuance of the warrants raises the potential for share dilution, since the warrant exercise price is much higher than the conversion premium of the convertible notes, the Company concluded that potential dilution is less likely through issuance of the warrants than it would be through issuance of convertible notes absent any hedging strategy.
The note hedge and the warrant effectively combine to lower the cost of the hedge and thereby preserve cash, increase the stock price at which Parker would be required to issue shares upon conversion of the convertible notes and preserve the lower interest rate that was available on a convertible debt instrument.
Salient Terms:
On July 5, 2007 we issued $125 million aggregate principal amount of 2.125% Convertible Senior Notes due July 15, 2012. The notes were issued at face value and have semi-annual interest payment terms (January and July 15) beginning in January 2008. Contemporaneously with the issuance of the convertible notes, we entered into a call spread convertible note hedge with the same counterparties to the convertible notes.
The terms of the call option mirror the notes’ major terms whereby the call strike price is the same as the initial conversion price as are the number of shares callable, $13.85 per share and 9,027,713 shares respectively. This feature should prevent dilution of the Company’s outstanding shares. The call options should allow the Company to purchase 9,027,713 at a strike price of $18.29 per share, thereby capping the conversion price. We paid a premium of approximately $31.48 million for the call options, and we received proceeds for a premium of approximately $20.25 million for the sale of the warrants. This effectively reduced the net cost of the call spread to $11.23 million. The expiration date of the call spread is the earlier of: 1) the last day on which the convertible notes remain outstanding, and 2) the maturity date of the convertible notes. Therefore, the conversion price of the convertible notes was effectively increased to $18.29 per share due to the purchase of the call options with similar terms to the convertible notes.
     Overallotment Provision — The initial offering was for $115 million aggregate principal amount with an overallotment provision to allow the underwriters an option to purchase an additional $10 million. The option was in fact, exercised for the entire $10 million on the same date on which the notes were issued.
     Notes Conversion Feature — The initial conversion price for note holders to convert their notes into shares is at a common stock share price equivalent of $13.85 (77.2217 shares of common) stock per $1,000 note value. Conversion rate adjustments occur for any issuances of stock, warrants, rights or options (except for stock purchase plans or dividend re-investments) or any other transfer of benefit to substantially all stockholders, or as a result of a tender or exchange offer. The Company may, under advice of its Board of Directors, increase the conversion rate at its sole discretion for a period of at least 20 days.
     Notes Settlement Feature — Upon tender of the notes for conversion, the Company can either settle entirely in shares or a combination of cash and shares, solely at the Company’s option.
     Contingent Conversion Feature — Note holders may only convert notes into shares when either sales price or trading price conditions are met, on or after the notes’ due date or upon certain accounting changes or certain corporate transactions (fundamental changes) involving stock distributions. Make-whole provisions are included in the accounting and fundamental change conversions such that holders do not lose value as a result of the changes.
Accounting Treatment:
The convertible notes are legal form debt and are classified as a liability in our consolidated financial statements. Given that the convertible notes and the convertible note hedge were entered into with the same counterparties, consideration was given to whether we should treat these as separate agreements as opposed to combining them for accounting purposes. SFAS 133, DIG Issue K-1 is intended to prevent entities from treating transactions as separate contracts in order to circumvent the provisions of SFAS 133. However, we believe these contracts should remain separate accounting units for the following reasons:
1.	The contracts were not entered into in an effort to circumvent SFAS 133 nor did they actually circumvent that literature.

2.	The convertible notes were ultimately held and are currently held by investors, while the call spread convertible note hedge was entered into with the counterparties who underwrote the convertible notes, who are separate parties after the convertible notes were placed.
Consideration is given to whether the freestanding purchased call option and freestanding written call option (the warrants) that comprise the convertible note hedge are within the scope of SFAS 150. The convertible note hedge instruments are not within the scope of SFAS 150 as the instruments are not in the form of shares that are mandatorily redeemable nor do the instruments embody an obligation for the Company to repurchase its own equity shares by transferring assets. Additionally, the purchased call and the warrant are not within the scope of paragraph 12 of SFAS 150 as the monetary value of any obligation related to the instruments is not based solely or predominantly on any of the following:
(1) a fixed monetary amount known at inception - the warrant settlement is not based on a fixed monetary amount;

(2) variations in something other than the fair value of the issuer’s share — the ultimate settlement amount is determined directly based on the fair value of Parker’s shares, when exercised; and
(3) Variations inversely related to the changes in the fair value of the issuer’s equity shares - this is not applicable, as the settlement value is directly, not inversely, related to the fair vale of the shares.
Paragraph 12 of SFAS 133 indicates that contracts that do not meet the definition of a freestanding derivative may contain embedded derivatives. There are three potential embedded derivatives related to this transaction, namely the conversion feature in the notes, the note holders’ contingent put option, and the issuer’s contingent call option. An embedded derivative should be bifurcated from the host contract and accounted for as a separate derivative instrument if all of the criteria in paragraph 12 are met.: a) the economic characteristics and risks of the embedded derivative are not clearly and closely related to the host contract; b) the contract (the “hybrid instrument” that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and c) a separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6-11, be a derivative subject to the requirements of SFAS 133. If all of the criteria are met the embedded derivative must be separated from the host contract and be accounted for under the provisions of SFAS 133.
A.	Convertible notes — the conversion option does not meet criterion c) as it falls under the SFAS 133 scope exception of paragraph 11 a) that indicates that notwithstanding the definition of a derivative defined in paragraphs 6-10, a contract issued or held by the reporting entity that is both indexed to its own stock and classified as part of its stockholders’ equity should not be considered a derivative instrument
i.	conversion terms of the Company’s notes — the settlement is based solely on the Company’s stock (EITF 01-06 does not apply as settlement is not triggered by an index or other observable market condition other than the Company’s own stock, and with regard to the conversion option that is also indexed to interest rates/credit risk is specifically excepted by paragraph 61 (k) of SFAS 133. The interest rate/credit risk is also contingent on other changes (therefore multiple underlying factors. See 2 below).

ii.	Classified as part of stockholder’s equity — EITF 00-19 requires that traditional convertible notes be classified as a liability; but further excludes convertible notes with a make-whole provision as traditional. This subjects our notes to the criteria in paragraphs 12-32 of the EITF. All of these criteria are met since the Company has the sole choice of whether to settle partially or wholly in cash and/or shares and there is no fixed cash amount established at the beginning of the contract that would indicate classification as a liability.
B.	Company’s call option to convert upon a specified accounting change and note holders’ ability to convert upon fundamental change — both do not meet criterion a) as the convertible debt was not issued at a significant premium or discount, therefore call by the Company nor the put back to the Company is clearly and closely related to the Company’s stock (per DIG Issue B16).
Therefore neither the convertible notes, nor call option and warrants are embedded derivatives since all of the criteria are NOT met, and no bifurcation is required.
The over-allotment provision which permitted the underwriters to purchase an additional $10 million in notes would be considered a freestanding derivative (SFAS 133). However since the option was exercised on the same day that the notes were sold, it was never outstanding.
Summary of accounting treatment:
Accordingly, the accounting treatment consisted of recording the convertible debt at its face value as notes payable and the net amount of the cost of the call options and warrants sold in paid in capital as a result of the analysis presented above. The convertible notes and the warrants could have a dilutive effect on earnings per share to the extent that the price of our common stock during a given measurement period exceeds the exercise prices of those instruments. The call options are excluded from the calculation of the diluted earnings per share as their impact is anti-dilutive.
Definitive Proxy Statement on Schedule 14A filed March 21, 2008
2.	Please confirm in writing that you will comply with the following comments in all future filings, and provide us with an example of the disclosure you intend to use. After our review of your responses, we may raise additional comments.
Company Response to Comment No. 2
In future filings, the Company will provide the complete five-year sketch for directors and officers for the past five years and the performance metrics and performance measures for compensation of its named executive officers in the prior year.
Board of Directors, page 19
3.	Provide the complete five-year sketch that Item 401(e) of Regulation S-K requires for each individual, filling in any gaps or ambiguities with regard to time.

For example, the sketch you provide for Mr. Gibson is silent regarding nine months of the most recent five-year period. This comment also applies to the disclosure under the caption “Executive Officers” at page 11 of the Form 10-K, where you omit a description of two of the five years for Mr. Mannon. Also make clear for each officer and director how long he or she has served in each position listed during the five years. Where titles have changed during the covered time, identify when each change took place.
Company Response to Comment No. 3
In future filings, the Company will provide the five year sketch for directors and officers. Attached to this letter as Appendix A are sample disclosures for Mr. Gibson and Mr. Mannon based on information as of March 2008.
Compensation Discussion and Analysis, page 37
Elements of Total Compensation, page 40
4.	We note your discussion regarding materiality and competitive harm. If you omit the required disclosure regarding the metrics and performance measures for 2007, you need to provide us with an analysis for each factor/metric regarding both materiality and competitive harm for each target or factor that you omit.
Company Response to Comment No. 4
In future filings, the Company will provide the performance metrics and performance measures for compensation of its named executive officers in the prior year. Attached to this letter as Appendix B is a sample disclosure using our 2007 compensation.
Form 10-Q for fiscal Quarter Ended June 30, 2008
Financial Statements, page 3
Note 1 — Notes to the Unaudited Consolidated Condensed Financial statements, page 6
General, page 6
5.	We note your disclosure stating that you recognize the fees from your cost plus fixed fee construction contract on a percentage of completion basis.

Expand your disclosure to indicate the method you use to measure the extent of progress toward completion.
Company response to Comment No. 5
We have expanded our disclosure in Form 10-Q for the period ended September 30, 2008 to indicate that the percentage of completion method used is the cost-to-cost method.
Note 7 — Saudi Arabia Joint Venture, page 10
6.	We note you executed an agreement in April 2008 to sell your 50% interest in Al-Rushaid Parker Drilling Co. Ltd., a joint venture accounted for under the equity method. Please clarify whether the sale was complete as of June 30, 2008, and if so, indicate whether this disposition resulted in a gain or loss. In addition, state the amount of the gain or loss, if any and identify where it is presented in your statement of operations.
Company response to Comment No. 6
The sale was complete in July 2008 when the share transfer was approved by the Saudi Arabian government. As a result of the pending sale agreement terms which among other things, resulted in the Company’s obligation to fund additional losses of the Joint Venture; the Company suspended recognizing Joint Venture losses in excess of our investment under the equity method in the first quarter of 2008. We also recognized $1.1 million, net of taxes in the first quarter of 2008 primarily as a result of non-recoverable costs incurred by the Parker affiliate that was a party to the Joint Venture during the quarter. These costs would have been reimbursed by the Joint Venture in the ordinary course of its business, except for the sale of the affiliate’s interest. These unrecoverable costs were reflected in “Equity in net losses of unconsolidated joint venture and other charges, net of tax” in the March 31, 2008 Consolidated Condensed Statement of Earnings.
The Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions regarding the responses set forth herein, please contact the undersigned at (281) 406-2000.

Sincerely,
/s/ Ronald C. Potter
Ronald C. Potter
Vice President and General Counsel

APPENDIX A
Mr. Gibson, Jr., age 50, currently serves as President and CEO of Paradigm GeoTechnology B.V., a role he accepted in September 2005. During the period January 2005 through August 2005 Mr. Gibson was an independent consultant. From January 2003 through December 2004, Mr. Gibson held the position of president and chief executive officer of Halliburton’s Energy Services Group, having previously served as president of Halliburton Energy Services since March 2002. Mr. Gibson also served as president and chief executive officer of Landmark Graphics Corporation from 2000 to 2002 and earlier as chief operating officer. Mr. Gibson is a national board member of KICKSTART and has served on the Board of Alaska Communications Systems.
David C. Mannon, 50, president and chief operating officer, joined Parker Drilling in December 2004 as senior vice president and chief operating officer. He was appointed president in July 2007. From 1988 through November 2004, Mr. Mannon held various positions, including president and chief executive officer of Triton Engineering Services Company, a subsidiary of Noble Drilling. From 1980 through 1988, Mr. Mannon served SEDCO-FOREX, formerly SEDCO, as a drilling engineer.

A-1

APPENDIX B
Elements of Total Compensation
Base Salary. We review base salaries annually and target salary compensation at or near the median base salary practices of the market, but we may exercise the discretion to deviate from market-median practices for individual circumstances as we deem appropriate to achieve the Company’s compensation goals and to ensure that the total compensation package is appropriate considering all relevant information.
The Committee used benchmarking as a tool to target base salary compensation for executive officers for 2007 generally within 10% of the median of the peer group for comparable positions. This tool was used in conjunction with evaluations of performance, responsibilities and experience of each respective executive officer in establishing base salary. In addition, the Committee considered information provided by the Company and/or the Committee’s consultant, Pearl Meyer & Partners (“PM&P”) regarding past compensation in establishing base salaries that are appropriate considering all the relevant factors and circumstances, including retention of personnel that will promote the success of the Company and reward shareholders. The 2007 base salaries are reported in the Summary Compensation Table which follows this Compensation Discussion and Analysis, including narrative information as appropriate.
Annual Incentive Compensation Plan (ICP). The ICP is the short-term incentive compensation element of our executive officer compensation program. It is a cash-based performance incentive program designed to motivate and reward our executive officers and approximately 140 other employees for their contributions to factors and business goals that we believe drives our earnings and creates shareholder value. The ICP is an authorized incentive plan under the 2005 Long-Term Incentive Plan (“2005 LTIP”), which 2005 LTIP was approved by the shareholders in 2005 and which authorizes the Committee to approve and administer such incentive plans.
In March 2007, the Committee approved the performance metrics and performance measure targets for each performance metric for the 2007 ICP. The performance metrics to determine the amount of this annual cash incentive compensation for the executive officers were developed in alignment with the Company’s Five-Year Strategic Plan and the 2007 budget (approved by the Board) and quality goals as parameters, which quality goals reflect the senior management’s best estimate of superior performance for the Company. The ultimate payout of annual cash incentive compensation is based on annual attainment of these pre-established performance measure targets. Because the ICP has a threshold condition of positive net income, based on the Committee’s previous established policy, the payout of the ICP could range from 0 to a maximum payout of 200% of base salary for the CEO, 150% for the COO and the CFO and 100% for the other vice-presidents and 80% for the principal accounting officer, which is in the upper 25% of the peer group.
Actual financial performance and other performance measures drive the amount of payout based on a scorecard of specific performance measures and associated targets established during the first quarter of each year. 100% payout of a performance metric is based on the budgeted amount, as represented by the target. The minimum, target/budget and maximum payouts for 2007 under the ICP are described in the table titled: “2007 Grants of Plan-Based Awards Table” found on page 47 of this Proxy Statement. Each performance metric is weighted relative to its potential impact on the performance of the Company which aligns the interests of the shareholders with the executive officers’ performance. For each of the executive officers, 80% of the ICP in 2007 was based on achievement of four performance metrics that are closely aligned with our shareholders’ interests, i.e., net income results (30%), Company EBITDA, or “earnings before interest, taxes, depreciation and amortization” (25%), stock performance (15%) and return on capital employed (“ROCE”) (10%). The other performance metrics in 2007 were safety (10%) and controlling general and administrative costs (10%).

In addition to the performance metrics described above, two negative performance metrics were built into the 2007 ICP. The negative performance metrics were (i) the occurrence of events that could have resulted in a catastrophic loss (5% deduction) and (ii) the failure rate of testing of internal controls pursuant to SOX in excess of a certain threshold (5% deduction). These negative performance metrics were included not only because they represent management’s primary concern about safety and the integrity of our financial statements, but also because management believes there is a direct correlation between Company’s performance and safety and financial integrity. As a result, these metrics have a direct impact on our shareholders. If any of the negative performance metrics are triggered, this would result in a decreased payout of 5% per metric.
The actual amount of the annual cash incentive compensation earned pursuant to the 2007 ICP was determined and paid before March 15, 2008 based on the executive officers’ scorecard for each performance metric after 2007 financial results and other performance metrics were verified. A multiplier, or performance index, is determined based on the results for each performance metric and the weighting of each performance metric. For example, a performance index of 1.0 for the executive officers means that the Company achieved the budgeted goals for such performance metric. After reviewing the financial results and other information of the Company for 2007, the initial overall performance score was initially determined to be 1.17. However, as part of its analysis, the Committee determined that the net income performance metric should be adjusted to take into account that the reversal of an accrual for a potential tax claim was not realized as net income because the accrual to establish the reserve was implemented through an adjustment to the balance sheet, not the income statement. After adjusting the net income performance metric as if the accrual was initially included in the income statement and then reversed, the overall performance score was reduced from 1.17 to .99, resulting in a $328,400 reduction in total 2007 ICP payments to the executive officers.
The performance metrics and performance measure targets for the ICP and the actual results for 2007 are set forth below:

Metric	2007 Targets			2007	2007	Performance
	Min	Target	Max	Budget/Goal	Actual	Index

Net Income ($ MM)	$68.9	$86.1	$103.3	$86.1	$92.0	1.34
Company EBITDA ($MM)	$241.6	$284.4	$327.1	$284	$261.8	.73
Stock Performance (relative to Peers)	-10%	0%	+20%	0%	-31%	—
ROCE (%)	9.4%	11.4%	13.4%	11.4%	12.1%	1.35
Safety (TIRR)	1.18	.98	.83	.98	.81	2.00
Controllable G & A ($)	$26.3	$23.9	$21.5	$23.9	$25.6	.65
SOX Deficiencies (excess of 15%)					None	—
Potential Catastrophic Incidents					None	—
Overall score						.99
The actual payouts were computed by the following formula:
(executive officer’s salary) X (performance index) X (target % for each executive officer)
Target percentages for 2007 were: CEO — 100%, President and Senior Vice President — 75% and Vice Presidents — 50% and Principal Accounting Officer- 40%.
The actual payout for the named executive officers for 2007 is included in the Summary Compensation Table immediately following this Compensation Discussion and Analysis.

Long-Term Incentive Plan. Our 2005 LTIP also allows for the granting of long-term incentive awards in addition to traditional grants of restricted stock, stock options and annual cash incentive compensation (see ICP described immediately above). These long-term incentive awards can be in the form of cash, stock options, restricted stock or stock appreciation rights and they can be based on profits, profit-related return ratios, return measures (including, but not limited to, return on assets, capital, equity, investment or sales), cash flow (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital or investments), earnings (including but not limited to, total shareholder return, earnings per share or earnings before or after taxes), net sales growth, net earnings or income (before or after taxes, interest, depreciation and/or amortization), gross, operating or net profit margins, productivity ratios, share price (including, but not limited to, growth measures and total shareholder return), turnover of assets, capital, or inventory, expense targets, margins, measures of health, safety or environment, operating efficiency, customer service or satisfaction, market share, credit quality, and working capital targets, all of which are referenced in the 2005 LTIP. We choose from among these metrics the particular metrics which we judge will result in management of the business in a manner that increases shareholder value and are appropriate for the peer group within the drilling industry.
The Committee believes that the interests of our shareholders are best served when a significant percentage of our officers’ compensation is comprised of equity-based and other long-term incentives that appreciate in value contingent upon increases in the share price of our Common Stock and other indicators that reflect improvements in business fundamentals. Through the use of time vesting conditions, such awards also provide retention benefits. Consistent with our compensation philosophy, the Committee seeks to target equity-based and other long-term incentive awards generally reflecting the market-median value of annual stock awards.
After due consideration, pursuant to its authorization under the 2005 LTIP, the Committee approved and implemented a three-year incentive award plan (“Three-Year LT Incentive Plan”) in March 2006 based on certain performance metrics in the 2005 LTIP. PM&P assisted the Committee in formulation of the Three-Year LT Incentive Plan, including development of performance measure targets to determine ultimate payouts. Under the Three-Year LT Incentive Plan, the executive officers and certain middle management personnel (total of 13 participants) may earn restricted stock over three years based on the Company achieving pre-established performance targets based on the following performance metrics and respective weighting for each performance metric:
•	earnings per share (40% weighting), subject to a negative multiplier of 50% if the Company’s EPS growth is less than 75% of the EPS growth of its peer group and subject to a positive multiplier of 150% if the Company’s EPS growth is more than 125% of the EPS growth of its peer group,

•	cash flow (40% weighting), and

•	debt to capital ratio (20% weighting).
The restricted stock award that may be earned in any given year depends on the Company’s performance measure targets that were established based on the Five-Year Strategic Plan. Superior performance, meaning targets for all performance metrics have been achieved or exceeded both annually and for the cumulative three year measurement period, would result in earning total awards which are in the upper 25% of the peer group. If the Company incurs a net loss in any given year, no “annual” restricted stock awards can be earned for that year. In addition, EPS and/or cash flow underperformance in any particular year during the three-year plan will negatively impact the cumulative award. The Committee sets the minimum, target and maximum levels in accordance with the performance measure targets established in the Five-Year Strategic Plan.

Performance measure target award levels are set for each participant based on relative base salary of each executive officer. The total target number of shares for all 13 participants is approximately 1.7 million shares over the three-year period, of which 1,134,000 is the target number of shares which may be earned by the named executive officers if the performance measure targets are satisfied. For each participant a maximum of 25% of the total award can be earned the first year, 30% the second year and 45% the third year. Annual awards are not determinable by the Committee until peer performance data is available. When available, the data is compiled and compared to the pre-established performance measure targets of the Company in light of the Company’s actual performance for the year. When actual performance against the performance measure targets, both relative and absolute, are determined, the awards are granted, typically before the end of March. Awards then vest evenly over a two-year period beginning one year after the grant date. The cumulative award potential builds each year and is not quantified or granted until the end of the three-year period and then vests in equal amounts over the two years following the end of the three-year period. Awards under the Three-Year LT Incentive Plan are weighted toward the end of the three-year period as the results of the cumulative award for the three-year performance period make up 62.5% of the target award level. As with the annual award portion of the Three-Year LT Incentive Plan, the cumulative award is dependent upon a combination of Company performance and relative performance against the peer group. While no fixed shares are allocated to either portion of the awards, the Company feels that over the three-year period, the awards will be competitive if the Company performs at or near target performance levels.
Similar to the ICP, the Three-Year LT Incentive Plan is consistent with the Company’s philosophy of tying a significant portion of each executive’s compensation to performance because this aligns the executive officers’ compensation to shareholder interests. This plan differs from the ICP in that it also provides retention benefits, because the executive officers must remain in the employ of the Company throughout the vesting period of five years from inception to receive the full benefit, subject to exceptions for termination of executives not for cause, termination for good reason, termination due to death or disability and termination due to change in control.
The performance metrics and the performance measure targets for the second year of the Three-Year LT Incentive Plan, and the actual results for 2007 are set forth below:

Metric	2007 Targets			2007	Performance
	Minimum	Target	Maximum	Actual	Index

Annual EPS Growth	0.10	0.26	0.39	0.21	0.84

Cumulative EPS Growth	0.10	0.33	0.56	0.57	2.00

Annual Cash Flow Growth	24	68	93	66	0.97
Cumulative Cash Flow Growth	24	74	124	105	1.62

Debt to Cap	52.6%	48.1%	43.1%	41.3%	2.00

As part of its review and analysis of the results of the performance metrics for 2007, the Committee determined that the EPS performance metric should be reduced to take into account that the reversal of an accrual for a potential tax claim was not realized as net income because the accrual to establish the reserve was implemented through an adjustment to the balance sheet, not the income statement. By adjusting the EPS performance metric to remove the income related to such reversal, the EPS performance metric was reduced by 22%, upon which basis the Committee approved an aggregate 2007 Annual Award of 210,308 shares for the executive officers, or a reduction of 59,235 shares, which shares will vest over the following two years. The Committee also determined that the executive officers as a group had earned a cumulative award of 510,897 shares, which shares are anticipated to be awarded in March 2009, subject to certain conditions in the Three-Year LT Incentive Plan, and will vest over the following two years.